Exhibit 99.1

Ctrip Announces Mr. James Jianzhang Liang as Chairman and CEO of Ctrip and

Mr. Min Fan as Vice Chairman and President of Ctrip and Chairman of Ctrip Travel Holdings, Ltd.

Shanghai, China, February 20, 2013 - Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip” or the “Company”), a leading travel service provider of hotel accommodations, airline tickets, packaged tours and corporate travel management in China, today announced that its board of directors has appointed Mr. James Jianzhang Liang as Chairman and CEO of the Company and Mr. Min Fan as Vice Chairman and President of the Company and Chairman of Ctrip Travel Holdings, Ltd., which is Ctrip’s strategic investment unit, effective from March 1, 2013.

Mr. Min Fan, said, “The travel industry in China has grown significantly in the past decade and this growth is expected to continue in the foreseeable future. I am confident that James will lead the Ctrip team to extend our market leadership. I am excited about potential strategic investment opportunities that Ctrip may explore.  In my new role, I will continue to participate in the Company’s strategic direction and new business development. I look forward to continuing to contribute to Ctrip’s growth in the future.”

Mr. James Jianzhang Liang, commented, “Under Mr. Fan’s leadership, Ctrip has achieved tremendous growth and continues to be a leading travel industry player in China.  On behalf of the board, we thank Min for his significant contribution to Ctrip.  The travel industry in China is dynamic and fast-growing, and it presents us with many exciting strategic opportunities. I am confident that Min will continue to deliver outstanding performance in his new roles and help Ctrip capitalize on new opportunities.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in China and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of Ctrip’s ADSs, Ctrip’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to further increase Ctrip’s brand recognition to obtain new business partners and consumers, failure to compete effectively, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in mainland China, Hong Kong, Macau or Taiwan, failure to successfully develop Ctrip’s corporate travel business, damage to or failure of Ctrip ‘s infrastructure and technology, loss of services of Ctrip ‘s key executives, inflation in China and in other countries, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Ctrip’s affiliated Chinese entities and the contractual arrangements among Ctrip, its affiliated Chinese entities and their shareholders, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the issuance, and Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of hotel accommodations, airline tickets, packaged tours, and corporate travel management in China. Ctrip aggregates hotel and flight information to enable business and leisure travelers to make informed and cost-effective bookings. Ctrip also books vacation packages and guided tours. In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China .

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 12928